For Immediate Release

Peace Arch Films and Plum Pictures Wrap Principal Photography on Feature Film “Watching The Detectives” Starring Cillian Murphy & Lucy Liu

FILM’S DIRECTOR HONORED BY “FILMMAKER” MAGAZINE

Peace Arch Entertainment Has Worldwide Distribution Rights

TORONTO--(MARKET WIRE)—August 11, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) announced that they have wrapped principal photography on the Paul Soter-directed romantic comedy “Watching The Detectives,” starring Cillian Murphy and Lucy Liu.  Shot in New York City in partnership with New York-based Plum Pictures, Peace Arch Entertainment co-financed the film and is serving as worldwide distributor.

Director Paul Soter was recently honored by the respected industry publication “Filmmaker” as he was selected as one of the top 25 new directors to watch.

Peace Arch president John Flock says, “Because of his experience on both sides of the camera as a triple threat writer-actor-director, Soter will continue to attract top talent, like Murphy and Liu, to his films -- and get inspired performances from them as he has done on ‘Watching The Detectives.’”

“Watching The Detectives” is a romantic comedy about a film noir buff whose world is abruptly turned upside down when a beautiful and unpredictable, real-life femme fatale provides far more adventure than he ever experienced – and possibly more than he can handle.

Plum’s Celine Rattray, Daniela Taplin Lundberg and Galt Niederhoffer produced the film in association with Hart-Lunsford Pictures.  Peace Arch is executive producing along with Irving Schwartz, Randy Simon and Bill Benenson.

Since “Charlie’s Angels” propelled Liu to superstardom in 2000, she has been seen in such memorable films as Tarantino’s “Kill Bill Vol. 1” and “Kill Bill Vol. 2,” and most recently in “Lucky Number Slevin.”  On television, Liu appeared as 'Ling Woo' in “Ally McBeal,” a role for which she earned an Emmy nomination as well as a Screen Actors Guild Award nomination.  Lucy will next be seen in “3 Needles,” “The Cleaner” and “Rise.”

Murphy garnered a Golden Globe Award nomination earlier this year for his performance as Patrick "Kitten" Braden in Neil Jordan's “Breakfast on Pluto.”  His credits also include Ken Loach's forthcoming “The Wind That Shakes The Barley” (Palme d'Or winner at 2006 Cannes Film Festival), and Danny Boyle's “Sunshine.”  Following his breakout role in Boyle's “28 Days Later,” Murphy appeared in “Batman Begins,” “Red Eye” and “Girl With A Pearl Earring.”

The film marks the directorial debut of Soter, who also wrote the script.  The filmmaker is best known for his broad comedy work as a writer/producer and star for Broken Lizard, the comedy group who hit the ground running with their films “Puddle Cruiser” and “Super Troopers.”  He next stars in, wrote and produced “Beerfest,” slated for release from Warner Bros. in August.

Plum Pictures was formed in 2003 by Celine Rattray, Galt Niederhoffer and Daniela Taplin.  Plum’s credits include “Dedication” starring Billy Crudup, Mandy Moore, Tom Wilkinson and Dianne Wiest, and “Grace Is Gone” starring John Cusack, both currently in post production, and “The Ground Truth: After The Killing Ends” to be released by Focus Features.  Past credits include “Lonesome Jim,” directed by Steve Buscemi, starring Casey Affleck and Liv Tyler and “The Baxter,” starring Michael Showalter, Elizabeth Banks, Michelle Williams, Justin Theroux; both released by IFC FILMS.

Peace Arch Entertainment’s most recent productions, the dramas “Chapter 27” starring Lindsay Lohan and Jared Leto, and “Delirious” starring Steve Buscemi, Alison Lohman, Michael Pitt and Gina Gershon are both currently in post-production.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs.  For additional information, please visit www.peacearch.com.  For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/peace-arch/factsheet.html.  To read a transcript of a recent Peace Arch investor conference call, or listen to an archived recording, please visit http://www.trilogy-capital.com/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

     Contacts:

     Peace Arch Entertainment Group Inc.

     Roy Bodner

     vice president, public relations and corporate communications

     310-450-1711

     rbodner@peacearch.com

     Trilogy Capital Partners

     Paul Karon

     Toll-free: 800-592-6067

     paul@trilogy-capital.com

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